Exhibit 99.2

ANNOUNCEMENTS

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 8 February 2019

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Nick Ivory

Date of notification: 2019.02.08

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Westcott
2	Reason for the notification
a)	Position/status	Group HR Director and Group Commercial Property Director
b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 8.439 14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.07
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.02.08

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alison Kay
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 8.439 14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.07
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.02.08

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 8.439 18

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.07
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.02.08

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 8.439 17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.07
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.02.08

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lucy Nicola Shaw
2	Reason for the notification
a)	Position/status	Executive Director, UK

b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 8.439 17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.07
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.02.08

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Monthly purchase of securities under the National Grid Employee Stock Purchase Plan
c)	Price(s) and volume(s)	Prices Volumes $46.4366 38.81636
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.02.01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nicholas Ivory. Date of notification: 2019.02.05

1 February 2019

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid's registered capital as at 31 January 2019 consisted of 3,687,483,073 ordinary shares, of which, 277,377,113 were held as treasury shares; leaving a balance of 3,410,105,960 shares with voting rights.

The figure of 3,410,105,960 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

31 January 2019

National Grid plc

The UK's first interconnector to Belgium begins commercial operation

This morning National Grid commenced commercial operation of NEMO Link, the UK's first interconnector to Belgium. The link will enhance security of supply on both sides and facilitate a greater flow of clean energy between mainland Europe and the United Kingdom.
Nemo Link is a 50:50 joint venture between National Grid and Belgian transmission system operator Elia. National Grid's share of the investment was £280m and the 1,000 MW, 80-mile cable between Herdersbrug and Richborough, Kent was completed on time and under budget.
Background:
NEMO Link is the first of four interconnector projects being developed under the cap and floor regulation, collectively representing a total investment by National Grid of £2.1 billion. Our 1,000 MW IFA2 project to France and 1,400 MW North Sea Link to Norway are both under construction and expected to be operational in FY21 and FY22, respectively. Work on our 1,400 MW link to Denmark will commence later this year.

 Investors and Analysts

Aarti Singhal	+44 (0) 20 7004 3170 (d)	+44 (0) 7989 492 447 (m)
Will Jackson	+44 (0) 20 7004 3166 (d)	+44 (0) 7584 206 578 (m)
James Flanagan	+44 (0) 20 7004 3129 (d)	+44 (0) 7970 778 952 (m)
Tom Edwards	+44 (0) 20 7004 3460 (d)	+44 (0) 7976 962 791 (m)
Media

Sean Kemp	+44 (0) 7960 012356 (m)

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notification made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid interim dividend reinvestment on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Ceri James

Date of notification: 2019.01.23

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dean Seavers
2	Reason for the notification
a)	Position/status	Executive Director, US
b)	Initial notification /Amendment	Amendment to RNS published 16 January 2019
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of securities (“dividend reinvestment”)
c)	Price(s) and volume(s)	Prices Volumes $ 51.08 1,075
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.14
f)	Place of the transaction	Outside a trading venue

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid interim Ordinary dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Nick Ivory

Date of notification: 2019.01.16

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of securities (“dividend reinvestment”)

c)	Price(s) and volume(s)	Prices Volumes $ 51.08 52
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.14
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.16

Name of officer of issuer responsible for making notification: Nick Ivory

Date of notification: 2019.01.16

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dean Seavers
2	Reason for the notification
a)	Position/status	Executive Director, US
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of securities (“dividend reinvestment”)
c)	Price(s) and volume(s)	Prices Volumes $ 51.08 682
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.14
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.16

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation ('MAR') relate to the National Grid interim Ordinary dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Nick Ivory

Date of notification: 2019.01.11

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Westcott
2	Reason for the notification
a)	Position/status	Group HR Director and Group Commercial Property Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the HMRC Approved Share incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 7.8446 52
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the HMRC Approved Share incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 7.8446 53
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the HMRC Approved Share incentive Plan
c)	Price(s) and volume(s)	Prices Volumes GBP 7.8446 52
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

Name of officer of issuer responsible for making notification: Nick Ivory

Date of notification: 2019.01.11

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mrs. Anne Dawson
2	Reason for the notification
a)	Position/status	CAP of Jonathan Dawson Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Prices Volumes GBP 8.2986 737

d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Peter Gershon
2	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Prices Volumes GBP 8.2986 168
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Prices Volumes GBP 8.2986 361
d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lady Eileen Gershon
2	Reason for the notification
a)	Position/status	CAP of Sir Peter Gershon Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01

b)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.
c)	Price(s) and volume(s)	Prices Volumes GBP 8.2986 93
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Peter and Lady Eileen Gershon
2	Reason for the notification
a)	Position/status	Chairman and CAP of Sir Peter Gershon
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme
c)	Price(s) and volume(s)	Prices Volumes GBP 8.2986 1,187
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2019.01.09
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Nick Ivory Date of notification: 2019.01.11

Publication of Supplementary Prospectus
The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:
The Supplementary Prospectus dated 10 January 2019 (the “Supplementary Prospectus”) supplementing the prospectus dated 2 August 2018 (as supplemented by the first supplement to the prospectus dated 23 November 2018 (together, the “Prospectus”)) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme.

The Supplementary Prospectus should be read and construed in conjunction with the Prospectus.
To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7880M_1-2019-1-10.pdf

A copy of the Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/
For further information, please contact:
Kwok Liu
Deputy Treasurer, Funding & Investment
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 (0) 20 7004 3367
Fax: +44 (0) 20 7004 3363

Sean Kemp
Media Relations
National Grid plc
Warwick House
Warwick Technology Park
Gallows Hill
Warwick
CV34 6DA

Tel: +44 (0) 7960 012356
Fax: +44 (0)192665 5633

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
Wednesday, 9 January 2019

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 11,345,404 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2018/19 interim dividend, National Grid's registered capital consists of 3,687,483,073 ordinary shares, of which 277,421,024 shares are held as treasury shares; leaving a balance of 3,410,062,049 shares with voting rights.

The figure of 3,410,062,049 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (0371 402 3344, nationalgrid@linkgroup.co.uk) and are also set out in full in the announcement released by the Company on 7 June 2018, which is available on the National Storage Mechanism.

Contact:
Ceri James, Assistant Company Secretary             020 7004 3116